UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 28 )*

BLUEFLY, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
096227103
(CUSIP Number)
Stephen M. Vine, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
590 Madison Avenue
New York, New York 10022
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 13 Pages
Exhibit Index: Page 13

CUSIP No.	096227103	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only)
	Quantum Industrial Partners LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a). ☐
	(b). ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		5,972,283

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,972,283

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,972,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IV

CUSIP No.	096227103	Page	3	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only)
	QIH Management Investor, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a). ☐
	(b). ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,972,283

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,972,283

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,972,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	096227103	Page	4	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only)
	QIH Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a). ☐
	(b). ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,972,283

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,972,283

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,972,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	096227103	Page	5	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only)
	Soros Fund Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a). ☐
	(b). ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,972,283

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,972,283

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,972,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	096227103	Page	6	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only)
	SFM Domestic Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a). ☐
	(b). ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		195,341

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		195,341

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	195,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	096227103	Page	7	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only)
	George Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a). ☐
	(b). ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		6,167,624

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,167,624

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,167,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	096227103	Page	8	of	13	Pages
This Amendment No. 28 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein). As previously disclosed in Amendment No. 27, dated March 26, 2008 the Issuer has issued to QIP (as defined herein) and SFM Domestic Investments (as defined herein) promissory notes convertible into shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”). This Amendment No. 28 is being filed by the Reporting Persons to report the conversion of the promissory notes and the issuance of shares of Common Stock to certain of the Reporting Persons.
Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.
Item 2. Identity and Background.
          This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Quantum Industrial Partners LDC (“QIP”);

(ii)	QIH Management Investor, L.P. (“QIHMI”);

(iii)	QIH Management LLC (“QIH Management”);

(iv)	Soros Fund Management LLC (“SFM LLC”);

(v)	SFM Domestic Investments LLC (“SFM Domestic Investments”); and

(vi)	Mr. George Soros (“Mr. Soros”).
          This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.
          On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.
Item 3. Source and Amount of Funds or Other Consideration.
          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item3.
Item 4. Purpose of Transaction.
          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

CUSIP No.	096227103	Page	9	of	13	Pages
          Except as otherwise described in Item 6 the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.
Item 5. Interest in Securities of the Issuer.
          According to information provided to the Reporting Person by the Issuer, the number of Shares outstanding was 18,552,737 as of December 21, 2009, after giving effect to the transactions described in Item 6 below which closed on December 21, 2009.
          (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 5,972,283 Shares (approximately 32.1% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of QIP). This number consists of (A) 5,924,515 Shares, (B) 43,768 Shares issuable upon the exercise of warrants held for the account of QIP, and (C) 4,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM LLC and an advisor to QIP who serve on the Issuer’s board of directors.
          (ii) SFM Domestic Investments may be deemed the beneficial owner of 195,341 Shares (approximately 1.0% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 193,909 Shares, and (B) 1,432 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.
          (iii) Mr. Soros may be deemed to be the beneficial owner of 6,167,624 Shares (approximately 33.2% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments). This number consists of (A) 5,972,283 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 195,341 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.
          (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 5,972,283 Shares which may be deemed to be beneficially owned by QIP as described above.
          (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 195,341 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.
          (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 6,167,624 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.
          (c) Except as described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.
          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends

CUSIP No.	096227103	Page	10	of	13	Pages
from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.
          (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          On December 21, 2009, the Issuer and Rho Ventures VI, LLP (“Rho Ventures”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to Rho Ventures up to an aggregate of 8,823,529 newly issued shares of the Issuer’s Common Stock, for a per share price of $1.70, in two separate transactions. The initial transaction contemplated by the Purchase Agreement closed on December 21, 2009 (the “Initial Closing Date”), and 2,786,337 shares of the Issuer’s Common Stock were issued to Rho Ventures. The closing of the second transaction shall take place following approval by the Issuer’s stockholders of (i) the issuance of such remaining shares, (ii) an amendment to the Issuer’s certificate of incorporation to provide for a classified board consisting of three classes of directors with staggered terms, and (iii) the issuance of warrants required to be issued to Rho Ventures under certain circumstances relating to the unavailability of a registration rights agreement. At the initial closing, and as a condition thereto, certain of the Reporting Persons converted convertible promissory notes previously issued to certain of the Reporting Persons into shares of the Issuer’s Common Stock, at a conversion price of $1.70 per share, resulting in the aggregate issuance to such Reporting Persons of 1,099,235 shares of the Issuer’s Common Stock. The accrued and unpaid interest under the convertible promissory notes was paid by the Issuer in cash.
          In connection with the Purchase Agreement, on the Initial Closing Date, QIP and SFM Domestic Investments entered into an Amended and Restated Voting Agreement (the “Restated Voting Agreement”) with Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd, (collectively, the “Maverick Parties”), Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XLIII, LLC, PEC I, LLC (the “Prentice Parties”), Rho Ventures and the Issuer, pursuant to which, subject to certain minimum ownership thresholds, (A) (i) QIP and SFM Domestic Investments have the right to designate two members of the Board of Directors, (ii) Rho Ventures have the right to designate two members of the Board of Directors, (iii) the Maverick Parties have the right to designate one member of the Board of Directors, and (iv) the Prentice Parties have the right to designate one member of the Board of Directors, (B) each of QIP, SFM Domestic Investments, the Maverick Parties, the Prentice Parties and Rho Ventures agree to vote in favor of the election to the Board of Directors the designees of the other parties to the Restated Voting Agreement. In addition, the Issuer agreed in the Restated Voting Agreement to appoint certain of the director designees of QIP, SFM Domestic Investments, the Maverick Parties, the Prentice Parties and Rho Ventures on the Board of Directors to certain committees of the Board of Directors. QIP, SFM Domestic Investments, the Maverick Parties, and the Prentice Parties agreed to vote in favor of the issuance of the remaining shares to Rho Ventures and for the restructuring of the Issuer’s Board of Directors as set forth in the Restated Voting Agreement.

CUSIP No.	096227103	Page	11	of	13	Pages
          In the Restated Voting Agreement, QIP, SFM Domestic Investments and Rho Ventures have agreed that for a period of one year after the Initial Closing Date, (i) they will not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose any shares of capital stock of the Issuer, and (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of capital stock of the Issuer, or any shares exchangeable for or any other rights to purchase any shares of capital stock of the Issuer. Additionally, the Maverick Parties and the Prentice Parties have agreed that, subject to certain exceptions, they will not, for a period of 90 days from the Initial Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to any shares of capital stock of the Issuer.
          Additionally, on the Initial Closing Date, the Issuer, QIP and SFM Domestic Investments entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Maverick Parties, the Prentice Parties, Rho Ventures and the Issuer. Under the terms of the Registration Rights Agreement, the Issuer agreed to (i) file a registration statement with respect to the shares of Common Stock issued to Rho Ventures pursuant to the Purchase Agreement, (ii) grant Rho Ventures piggy-back registration rights applicable in certain circumstances upon an underwritten offering by the Issuer and the right to two demand registrations, (iii) terminate all registration rights previously granted by the Issuer to QIP, SFM Domestic Investments, the Maverick Parties, and the Prentice Parties, and replace such registration rights with piggy-back registration rights applicable in certain circumstances upon an underwritten offering by the Issuer and, in the case of QIP and SFM Domestic Investments, the right to two demand registrations in addition to such piggy-back registration rights, and (iv) subject to the receipt of stockholder approval therefor, issue warrants to Rho Ventures under certain circumstances relating to the unavailability of a registration statement.
          The foregoing descriptions of the Restated Voting Agreement and the Registration Rights Agreement, does not purport to be complete and are qualified in their entirety by reference to the instruments filed as exhibits to this statement, which are incorporated by reference to this Item 6.
          For information on the other parties to the Restated Voting Agreement and Registration Rights Agreement please see such reports as may be filed with the Securities and Exchange Commission by such parties. The Reporting Persons take no responsibility for such filings or the completeness or accuracy of any information contained therein.
          Except as set forth herein, and as otherwise previously reported in the Initial Statement as amended, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
Item 7. Material to be filed as exhibits.
          The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No.	096227103	Page	12	of	13	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 24, 2009	QUANTUM INDUSTRIAL PARTNERS LDC
	By:	/s/ Jay Schoenfarber
		Name:	Jay Schoenfarber
		Title:	Attorney-in-Fact

QIH MANAGEMENT INVESTOR, L.P.
By:	QIH Management LLC,
its General Partner

By:	Soros Fund Management LLC,
its Managing Member

By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Assistant General Counsel

QIH MANAGEMENT LLC
By:	Soros Fund Management LLC,
its Managing Member

By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Assistant General Counsel

SOROS FUND MANAGEMENT LLC
By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Assistant General Counsel

SFM DOMESTIC INVESTMENTS LLC
By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Attorney-in-Fact

GEORGE SOROS
By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Attorney-in-Fact

CUSIP No.	096227103	Page	13	of	13	Pages
EXHIBIT INDEX

Page No.
XXXX.	Form of Amended and Restated Voting Agreement, dated as of December 21, 2009, by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd, Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XLIII, LLC, PEC I, LLC, and Rho Ventures VI, LP, incorporated by reference to Exhibit 10.2 to Bluefly, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 24, 2009

YYYY.	Form of Registration Rights Agreement, dated as of December 21, 2009, by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd, Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XLIII, LLC, PEC I, LLC, and Rho Ventures VI, LP, incorporated by reference to Exhibit 10.3 to Bluefly, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 24, 2009